UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: March 2020

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

MOTIF BIO PLC

FORM 6-K

Change in Agent for ADs Warrants

Effective March 5, 2020, the Bank of New York Mellon has resigned as Warrant Agent for the warrants to purchase American Depositary Shares (ADS Warrants) in Motif Bio plc (the, Company). The duties of the warrant agent will be carried out by the Company until a successor agent is appointed.

The ADS Warrants were issued by the Company in connection with an equity offering in November 2016. The ADS Warrants have an exercise price of US $8.03 per ADS and expire on November 23, 2021. Holders of ADS warrants should direct all inquiries to the Company at ir@motifbio.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

By:	/s/ Graham Lumsden
Name:	Graham Lumsden
Title:	Chief Executive Officer

Date: March 5, 2020